Exhibit 99.1

For More Information:

Joseph Hassett
Gregory FCA Communications
610-642-8253
JoeH@gregoryfca.com

 For Immediate Release:

a21 Announces Second Quarter 2008 Results

JACKSONVILLE, Fl. — August 14, 2008 - a21, Inc. ("a21") (OTCBB: ATWO), a leading online digital content marketplace, today reported its financial results for the second quarter ended June 30, 2008.

Revenue for the second quarter of 2008 was $5.2 million, down from $5.7 million for the same prior year period, but higher than the first quarter of this year.  Revenues continue to reflect challenging market conditions.  Total cost of sales for the second quarter of 2008 were $2.2 million, or 43% of revenues, compared to $2.3 million, or 40% of revenues, for the same prior year period.

Second quarter 2008 selling, general, and administrative expenses of $2.7 million were down approximately $900,000 compared to the same prior year period. The year over year decrease can be attributed to the Company’s improvements in efficiency and cost control initiatives. Depreciation and amortization expense for the second quarter of 2008 was $547,000.

The net loss for the second quarter of 2008 was $801,000, or $0.01 per fully diluted share, compared to a net loss of $1.2 million, or $0.01 per fully diluted share, for the same prior year period.  At June 30, 2008, the Company’s cash position was $724,000 and working capital was $317,000.

SIX MONTH RESULTS

Revenue for the six month period ending June 30, 2008 was $10.3 million, compared to $11.8 million for the same prior year period. Total cost of sales was $4.5 million, or 44% of revenues, compared to $4.6 million, or 39% of revenues for the same prior year period.  Selling, general, and administrative expenses of $5.9 million for the first half of the year were reduced by $1.4 million compared to the same prior year period.  Depreciation expense was $1.1 million and $1.3 million for the six months ending June 30, 2008 and 2007, respectively.

The net loss for the six month period ending June 30, 2008 was $2.2 million, or $0.03 per fully diluted share, compared to a net loss of $2.2 million, or $0.03 per fully diluted share for the same prior year period.

John Ferguson, Chief Executive Officer of a21, said, “Our cost control initiatives have resulted in a substantial reduction in overhead expense.  We are building a solid and sound foundation which should support our efforts to leverage future growth.”

The Company has previously disclosed a non-binding Letter of Intent (LOI) with Applejack Art Partners, Inc. (Applejack). It remains the intent of all parties to complete this transaction as soon as possible.

About a21
a21 (www.a21group.com) is a leading online digital content company. Through SuperStock (www.superstock.com; www.superstock.co.uk; www.mediamagnet.com; and www.purestockx.com), and ArtSelect (www.artselect.com), a21 delivers high quality images, art framing, and exceptional customer service. a21 and its companies, with offices in Florida, Iowa, and London, provide valuable and viable choices to key business partners and customers in the stock image, art and wall decor industries.

The statements contained in this press release contain certain forward-looking statements, including statements regarding a21, Inc.'s expectations, intentions, strategies, and beliefs regarding the future. All statements contained herein are based upon information available to a21, Inc.'s management as of the date hereof and actual results may vary based upon future events, both within and without the control of a21, Inc.'s management.